Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended		Nine Months ended
	September 30,		September 30,
	2009	2008	2009	2008
Earnings:
Income from continuing operations before income taxes	$49,965	$15,932	$144,528	$134,574
Add: Fixed charges (from below)	30,856	35,138	98,313	106,310

	$80,821	$51,070	$242,841	$240,884

Fixed charges:
Interest expense:
Corporate	$28,551	$32,367	$90,913	$97,884
Amortization of deferred financing costs	832	855	2,526	2,718
Implicit interest in rental expense	1,473	1,916	4,874	5,708

Fixed charges	$30,856	$35,138	$98,313	$106,310

Ratio (earnings divided by fixed charges)	2.62	1.45	2.47	2.27